EXHIBIT 99.1

Volvo Aero will Increase its Stake in the LM2500 Gas Turbine

GOTEBORG, Sweden, Oct. 6, 2005 (PRIMEZONE) -- Volvo Aero and General Electric Company (GE) have signed an agreement whereby Volvo Aero will increase its stake in the LM2500(r) industrial gas turbine. The total turnover for the additional agreement is estimated to about 1 billion SEK for Volvo Aero.

The new contract applies to the high-pressure compressor spool stage 10-13 for the same gas turbine. By this latest addition, Volvo Aero will be responsible for substantially all discs and spools in the high pressure compressor section (i.e. Stage 1 through 16). The new agreement with GE means an investment of approximately 140 million SEK for Volvo Aero.

Over the next 10-15 years, the turnover of sales for Volvo Aero's stake in LM2500(r) is expected to be in the range of 250 million SEK per year. Volvo Aero has been a risk-sharing partner in LM2500(r), a gas turbine primarily intended for industrial and marine applications, since 1997. The LM2500(r) gas turbine, which has a reputation to be the most reliable in its class, generates an output in the range of 18-34 MW.

LM2500(r) program was launched in the 1970's and since then more than 2,000 gas turbines have been delivered. Since Volvo Aero entered the program in 1997, volumes have been up to 100 units per year and are expected to continue at current levels.

Volvo Aero has been producing the 3-9 spool for the high-pressure compressor in the LM2500(r) for a number of years. In 2004, GE and Volvo Aero signed an additional contract covering the high pressure compressor, discs stage 1-2 and spool 14-16 in the LM2500(r).

The LM2500(r) is a derivative of the CF6-6 aircraft engine, and has benefited from continuous aircraft engine and industrial gas turbine technology infusion for the past 30 years. Volvo Aero is also a risk-sharing partner with GE in the LM1600(r), LM6000(tm) and LMS100(r) industrial gas turbines.

Volvo Aero and GE have cooperated extensively over the years in projects ranging from military aircraft engines to components for gas turbines for commercial and industrial/marine applications.

October 6, 2005

Photos on LM2500(R) are available on the Internet, on www.volvo.com/volvoaero/global/en-gb/newsmedia/image+bank/engine+compone nts/

LM1600(r), LM2500(r), and LMS100(r) are registered trademarks of the General Electric Company (USA) LM6000(tm) is a pending trademark of the General Electric Company (USA).

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT:  Volvo Aero
          Rolf Stoor, Director, Business Development, Engines
          +46 520 94636 or +46 70 5775892